MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1.

Name and Address of Company

Zi Corporation
Suite 2100, 840 - 7th Avenue S.W.
Calgary, AB T2P 3G2

Item 2.

Date of Material Change

November 26, 2008

Item 3.

News Release

A news release was issued by Zi Corporation on November 28, 2008, through the services of Market Wire.

Item 4.

Summary of Material Change

On November 26, 2008, Zi Corporation ("Zi") was advised that Nuance Communications, Inc. ("Nuance") had commenced an unsolicited tender offer to purchase all of Zi's outstanding common shares for US$0.40 per share in cash.

Item 5.

Full Description of Material Change

See attached press release of November 28, 2008

Item 6.

Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7.

Omitted Information

Not Applicable

Item 8.

Executive Officer

For further information, please contact Blair Mullin, Chief Financial Officer, by telephone at (403) 233-8875.

Item 9.

Date of Report

December 3, 2008